SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 2)

BLADELOGIC, INC.

(Name of Subject Company)

BLADELOGIC, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

09265M102

(CUSIP Number of Class of Securities)

Dev Ittycheria
President and Chief Executive Officer
BladeLogic, Inc.
10 Maguire Road, Building 3
Lexington, Massachusetts 02421
(781) 257-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

James A. Matarese, Esq.
Jeffrey C. Hadden, Esq.
Michael S. Turner, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
(617) 570-1000

☐                         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended through the date hereof (as amended, the “Schedule 14D-9”), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2008, by BladeLogic, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Bengal Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of BMC Software, Inc., a Delaware corporation (“BMC”), disclosed in a Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Schedule TO”),  originally filed with the SEC on March 21, 2008, to purchase all of the outstanding common stock, par value $0.001 per share, of the Company (the “Common Stock”), at a price of $28.00 per share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3(a) entitled “Arrangements with Current Executive Officers and Directors of the Company — Effect of the Merger on Stock Awards” is hereby amended by adding the following after the eighth paragraph thereunder:

“On April 10, 2008 the Compensation Committee of the Board of Directors of the Company discussed and approved that any unvested portion of stock options, restricted stock and other stock-based awards for each of Dev Ittycheria and John J. Gavin, Jr. that were not already accelerated pursuant to the terms of his Change in Control Agreement shall now be accelerated so that 100% of his stock options, restricted stock and other stock-based awards shall vest and become fully exercisable in connection with a change in Change in Control (as defined in the Change in Control Agreement), respectively. BMC has waived any restrictions on actions taken by the Company pursuant to Section 6.1 of the Merger Agreement with respect to the modification and amendment of the acceleration of Mr. Ittycheria’s and Mr. Gavin’s Change in Control Agreements.”

Item 3(b) entitled “Arrangements with Purchaser and BMC —Tender and Support Agreements” is hereby amended by deleting the fifth paragraph in its entirety and replacing it with the following:

“The summary of the tender and support agreements, dated as of March 17, 2008, by and between BMC, the Purchaser and the non-employee directors (Edwin J. Gillis, Robert P. Goodman, Peter Gyenes, R. David Tabors, Mark Terbeek and Steven C. Walske), certain executive officers of the Company (Dev Ittycheria, Vijay Manwani, John J. Gavin, Jr. and John McMahon) and certain trusts or investment funds affiliated with certain of those persons (the “Support Agreements”) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Support Agreement, which is filed as Exhibit (e)(6) in the Schedule 14D-9 and is incorporated herein by reference.

On April 10, 2008, Bessemer Venture Partners V L.P. transferred all of the Shares it owned to certain of its beneficial owners in a pro rata distribution and, coincident with this transfer, each of the recipients of Shares from Bessemer Venture Partners V L.P. agreed to be bound by the terms of the Support Agreements.  Each stockholder who is party to a Support Agreement (each, a “Supporting Stockholder”) has agreed to validly tender or cause to be tendered in the Offer the Shares subject to a Support Agreement together with any Shares issued to or otherwise acquired or owned by such stockholder after the commencement of the Offer, free and clear of any liens or encumbrances, as promptly as practicable following the commencement of the Offer, and in any event no later than five business days prior to the initial expiration date of the Offer.  Supporting Stockholders are not required to exercise any unexercised options to purchase Shares and do not have any obligation to tender Shares if such tender could cause such stockholder to incur liability under Section 16(b) of the Exchange Act.  Moreover, certain Supporting Stockholders have been permitted to transfer an aggregate of 183,338 Shares for charitable purposes, without the requirement that such charities agree to be bound by the terms of Support Agreements.  Each of the Supporting Stockholders has also agreed not to withdraw its Shares once tendered from the Offer at any time unless the tender and support agreements are terminated in accordance with their terms, including if the Merger Agreement is terminated. If the Merger is completed, each of the Supporting Stockholders has agreed not to exercise any appraisal rights or dissenter’s rights that may arise with respect to the Merger.  This summary is qualified in its entirety by reference to the form of Support Agreement, which is filed as Exhibit (e)(6) in the Schedule 14D-9 and is incorporated herein by reference.

Item 3(b) entitled “Arrangements with Purchaser and BMC” is hereby amended by adding the following at the end of the section:

                “Compensation Arrangements between BMC and certain of the Company’s Officers

The following summary of certain provisions of the Employment Agreement dated as of April 11, 2008 (the “Employment Agreement”) entered into between BMC and Mr. Dev Ittycheria, the Company’s President and Chief Executive Officer, is qualified in its entirety by reference to the Employment Agreement, which is incorporated herein by reference and a copy of which the Company has filed with the Schedule 14D-9 as Exhibit e(7).  Stockholders and other interested parties should read the Employment Agreement in its entirety for a more complete description of the provisions summarized below.

Under the Employment Agreement, Mr. Ittycheria has agreed to become the Senior Vice President — Strategy and Corporate Development of BMC effective as of and conditioned upon the effective time of the Merger.

Pursuant to the terms of the Employment Agreement, Mr. Ittycheria will receive (i) a base salary of $400,000 per year, (ii) 80,000 shares of restricted BMC stock which will vest in equal installments on each of the first three anniversaries of the grant date, subject to Mr. Ittycheria’s continued employment with BMC through each such vesting date, and (iii) stock options to purchase 80,000 shares of BMC common stock which will vest in equal monthly installments over four years from the grant date, subject to Mr. Ittycheria’s continued employment with BMC through each such vesting date.  The stock options will be granted in accordance with BMC’s current stock option granting policy and will have a per share exercise price equal to the per share fair market value of BMC’s common stock on the date of grant.  In addition, Mr. Ittycheria will be eligible to participate in (i) the BMC Short-Term Incentive Performance Award Program and, subject to its terms, to receive payment of a target incentive of 100% of his base salary and (ii) beginning April 1, 2008, the BMC Long-Term Incentive Plan and, subject to its terms, to receive performance-based payments targeted at $100,000 after each of eighteen and thirty-six months of employment with BMC based on BMC’s total shareholder return against a peer group of companies.  Under the terms of the Employment Agreement, all of Mr. Ittycheria’s unvested stock options and restricted stock awards that were granted by the Company prior to the effective time of the Merger and that are assumed by BMC will vest in full and become immediately exercisable and any forfeiture or other restrictions will fully lapse.

If Mr. Ittycheria’s employment is terminated without cause or he resigns for good reason, Mr. Ittycheria will be entitled to receive severance payments equal to the aggregate sum of one year of his base salary plus one year of his then-current cash bonus target amount.  If Mr. Ittycheria is terminated without cause or resigns for good reason within twelve months following a change of control of BMC, he will also be entitled to (i) accelerated vesting of all BMC stock option and restricted stock awards and (ii) continued medical and life insurance benefits, at no cost, for Mr. Ittycheria and his dependents (including his spouse) under the medical and life insurance benefit plan as then in effect for employees of BMC for eighteen months or until such time that he is re-employed and has medical and life insurance benefits.  Mr. Ittycheria must execute a general release of all claims against BMC and its affiliates in order to receive any of the foregoing benefits.

During and for the eighteen months following his term of employment with BMC, Mr. Ittycheria will not, directly or indirectly, (i) own, manage or operate, be employed by, or in any manner connected with any business whose products or activities compete with the products or activities of BMC anywhere in the world, (ii) solicit business of the same or similar type being carried on by BMC, from any person known by the Mr. Ittycheria to be a customer or a potential customer of BMC, or (iii) solicit, employ, or otherwise engage as an employee, independent contractor, or otherwise, any person who is an employee (or was an employee within two (2) years) of BMC at any time during Mr. Ittycheria’s employment or in any manner induce or attempt to induce any employee of BMC to terminate his or her employment or interfere with BMC’s relationship with any person, including any person who at any time during Mr. Ittycheria’s employment period was an employee, contractor, supplier, or customer of BMC.

Offer Letter Agreements

The following summary of certain provisions of the offer letter agreements, each dated April 11, 2008, between BMC and each of Messrs. Vijay Manwani and John McMahon, is qualified in its entirety by reference to the offer letter agreements, which are incorporated herein by reference and copies of which the Company has filed with the Schedule 14D-9 as Exhibits e(8) and e(9), respectively.  Stockholders and other interested parties should read the offer letter agreements in their entirety for a more complete description of the provisions summarized below.

BMC entered into offer letter agreements with each of Messrs. Manwani and McMahon that offer employment to such executives effective upon the closing of the Merger.  Pursuant to the offer letters, Mr. Manwani will serve as Vice President and Chief Architect of BMC, and Mr. McMahon will serve as Vice President, Service Automation Sales of BMC.

The offer letter agreements provide Messrs. Manwani and McMahon with an annual base salary of $220,000 and $260,000, respectively, and an annual variable target bonus opportunity of $144,000 and $260,000, respectively.

In addition, the offer letter agreements provide Messrs. Manwani and McMahon with an initial grant of stock options to acquire 30,000 and 50,000 shares, respectively, of BMC common stock, subject to the provisions of the Company’s 2007 Stock Option and Incentive Plan.  The effective date and exercise price will be set when the grant is approved and the options granted to Messrs. Manwani and McMahon will vest monthly over four years based on continued service with BMC.  In addition, the offer letter agreements provide Messrs. Manwani and McMahon with a grant of 30,000 and 50,000 shares, respectively, of restricted BMC stock that will vest equally over three years on each anniversary date of the grant subject to continued service with BMC.

If either Mr. Manwani’s or Mr. McMahon’s employment is terminated by BMC without cause or if either resigns from his employment with BMC for good reason, then (i) all of the outstanding stock options granted to the executive to acquire shares of the common stock of BMC that are received upon conversion in connection with the Merger shall become immediately vested and fully exercisable, (ii) any risk of forfeiture shall immediately lapse on any right to receive merger consideration that was received upon conversion of shares of the Company’s restricted stock in connection with the Merger, (iii) the executive will be entitled to a lump sum cash payment in an amount equal to six (6) months of his base salary and (iv) if the executive elects to receive continued healthcare coverage, BMC will directly pay, or reimburse the executive for, the premium for the executive and his covered dependents for up to six months.  Messrs. Manwani and McMahon must execute a general release of all claims against BMC and its affiliates in order to receive any of the foregoing benefits.

Change of Control Agreements with BMC

BMC entered into change of control agreements with each of Messrs. Vijay Manwani and John McMahon that provide that if, within 12 months of a change of control of BMC, the executive’s employment with BMC, or any successor, is terminated by BMC for other than cause or he resigns from BMC for good reason, the executive shall be entitled to a payment equal to one year of his then current base salary and the full acceleration of the vesting of any BMC stock options and restricted stock then outstanding. These benefits are subject to the executive executing a general release of all claims against BMC.

Confidentiality and Intellectual Property Assignment Agreements

In consideration for the benefits described above, Messrs. Manwani and McMahon each executed a confidentiality and intellectual property assignment agreement.  Specifically, under these agreements each of the executives will be subject to: a non-solicitation of employees covenant during their employment and for 18 months thereafter; a confidentiality covenant during their employment and thereafter; and a non-competition covenant during their employment and for 18 months thereafter.”

Item 9. Exhibits.

Item 9 of Schedule 14D-9 is hereby amended by deleting the entry for Exhibit (e)(6) in its entirety and replacing it with the following:

(e)(6)                                                                        Form of Tender and Support Agreement, dated as of March 17, 2008, among BMC, the Purchaser, and each of Steven C. Walske, Myriad Investments, LLC, John J. Gavin, Peter Gyenes, R. David Tabors, Battery Ventures VI, L.P., Battery Investment Partners VI, LLC, John McMahon, Edwin J. Gillis, Robert P. Goodman, Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001 (Q) LLC, BIP 2001 L.P., Mark Terbeek, MK Capital SBIC, L.P., MK Capital, L.P., MK BladeLogic, LLC, Vijay Manwani and Dev Ittycheria and, dated as of April 10, 2008 among BMC, the Purchaser and certain beneficial owners of Bessemer Venture Partners V L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of BMC and Bengal Acquisition Corporation filed with the SEC on March 21, 2008).

Item 9 of Schedule 14D-9 is hereby amended by adding the following:

(e)(7)                                                                        Employment Agreement, dated April 11, 2008, by and between BMC and Dev Ittycheria (incorporated by reference to Exhibit (d)(4) to the Schedule TO of BMC and Bengal Acquisition Corporation filed with the SEC on April 11, 2008).

(e)(8)                                                                        Offer Letter, dated April 11, 2008, by and between BMC and Vijay Manwani (incorporated by reference to Exhibit (d)(5) to the Schedule TO of BMC and Bengal Acquisition Corporation filed with the SEC on April 11, 2008).

(e)(9)                                                                        Offer Letter, dated April 11, 2008, by and between BMC and John McMahon (incorporated by reference to Exhibit (d)(6) to the Schedule TO of BMC and Bengal Acquisition Corporation filed with the SEC on April 11, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2008	BLADELOGIC, INC.

	By:	/s/ John J. Gavin, Jr.
John J. Gavin, Jr.
Executive Vice President and Chief Financial Officer